O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

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December 2, 2022

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Christina Chalk
Michael Killoy
Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diffusion Pharmaceuticals, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by LifeSci Special Opportunities Master Fund Ltd., et al. (collectively, “LifeSci”)
Filed November 22, 2022
File No. 001-37942

Dear Ms. Chalk and Mr. Killoy:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 30, 2022 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by LifeSci. We have reviewed the Staff Letter with LifeSci and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Letter to Stockholders, page ii

1.	Since shareholders may vote for the nominees of either soliciting party on either proxy card, revise to explain what you mean by the following statement: “We believe that voting on the BLUE universal proxy card provides the best opportunity for stockholders to elect all of LifeSci’s nominees and achieve the best Board composition overall.”

LifeSci acknowledges the Staff’s comment and has revised the Proxy Statement as follows to explain why it believes that stockholders voting on the Blue universal proxy card provides the best opportunity for stockholders to elect all of LifeSci’s nominees:

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

December 2, 2022

“We believe that voting on the BLUE universal proxy card provides the best opportunity for stockholders to elect all of LifeSci’s nominees and achieve the best Board composition overall since, according to the Company, any stockholder voting on the white proxy card that does not specify how to vote with respect to any nominee will be voted by the proxies “for” the Board’s six nominees for director.”

Please see pages ii, 2 and 28 of the Proxy Statement

We Believe Our Nominees are the Right Individuals to Help Maximize Value for Diffusion Stockholders, page 16

2.	There appear to be words missing the first sentence of this section on page 16. Please revise.

LifeSci acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 16 of the Proxy Statement.

Stockholder Proposals, page 33

3.	Include the disclosure required by Rule 14a-5(e)(4) regarding the deadline to provide notice of solicitation of proxies pursuant to Rule 14a-19 for Diffusion’s next annual meeting.

LifeSci acknowledges the Staff’s comment and has revised the proxy statement accordingly. Please see page 33 of the Proxy Statement.

General

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or otherwise provided to the staff on a supplemental basis with a view toward disclosure. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:
•	“Although Diffusion has spent over a decade attempting to develop its lead asset….it has yet to accomplish any sort of meaningful operational milestones other than the seemingly wasteful spending of immense cash resources….“ (pg. 10)

LifeSci acknowledges the Staff’s comment and has revised the Proxy Statement to clearly indicate that this is a statement of opinion.

In addition, LifeSci respectfully refers the Staff to the disclosure in the paragraphs immediately following this statement as well as further down in the Reasons for the Solicitation Section, which LifeSci believes appropriately support this statement. Specifically, LifeSci discusses the Company’s inability to produce a single clinical read-out showing any statistical efficacy for its lead asset, Trans Sodium Crocetinate (TSC), or to show any clinical benefit for TSC, as discussed in more detail on pages 10 through 14 of the Proxy Statement. Instead, in every instance, the Company has either prematurely terminated its clinical trial for TSC, or failed to meet both the primary and secondary clinical end points previously investigated, but nonetheless continues to spend time and money attempting develop alternative uses for TSC, despite TSC having been Phase 3 ready for certain indications for nearly seven years.

December 2, 2022

•	“We believe that the Company’s operational efforts to develop TSC have failed to accomplish anything other than a catastrophic erosion of Diffusion’s cash balances and stockholder value.” (pg. 15)

LifeSci acknowledges the Staff’s comment and respectfully refers the Staff to the disclosure on pages 10 through 14 of the Proxy Statement, which provide a chronological overview of the Company’s expensive and unsuccessful efforts to develop new and alternative uses for TSC. Meanwhile, as discussed on page 14 of the Proxy Statement, the Company was allocating resources to studies that were not even intended to progress the development of TSC and were not “designed or powered to evaluate TSC’s efficacy as a treatment,” but rather, were “designed as a safety and tolerability study only,” which served to further erode the Company’s cash balance without even the chance of generating any value for the Company or its shareholders.

Notwithstanding the foregoing, LifeSci has revised the Proxy Statement in an effort to address any concerns the Staff may have with use of the phrases “accomplish anything” and/or “catastrophic”. Accordingly, the statement now reads as follows: “We believe that the Company has failed to make any meaningful operational progress to further develop TSC and instead the Company has continuously eroded its cash balances and stockholder value with, what appear to us as, ill-conceived efforts to find alternative uses for TSC.”

•	“It is clear to Us that the Company Has Failed to Generate any Meaningful Value from TSC Since Going Public and Cannot Be Trusted to Lead the Company Going Forward.” (pg. 15)

LifeSci acknowledges the Staff’s comment and has revised the Proxy Statement as follows to clearly indicate that this is a statement of opinion: “It Appears to us That the Company Has Failed to Generate Any Meaningful Value from TSC Since Going Public and We Believe the Board Cannot Be Trusted to Oversee the Company Going Forward”. Please see page 15 of the Proxy Statement.

In addition, LifeSci respectfully refers the Staff to the disclosure on pages 9 through 14 of the Proxy Statement, which discusses the Company’s share price underperformance, poor capital allocation decisions, shareholder-dilutive financings, failure to develop TSC into a marketable product that will allow either stockholders or the Company itself to generate value from their investments, respectively, and the Company’s lack of transparency with shareholders on the developmental progress of TSC.

December 2, 2022

LifeSci further believes that the Board does not deserve stockholders’ trust given both its failure to hold an annual meeting at which directors were elected for over 18 months, and then abruptly calling an annual meeting on an expedited timeframe. Accordingly, any stockholders discontent with the Board and interested in submitting director nominees or stockholder proposals for the annual meeting initially only had 10 days to do so.

•	“The points below are a non-comprehensive list of what appear to us to be operational missteps, poor capital allocation decisions and other actions generally not in the best interest of stockholders:” (pg. 15).

LifeSci acknowledges the Staff’s comment and has revised the Proxy Statement as follows to clearly indicate that this is a statement of opinion: “We believe the points below represent certain significant operational missteps, poor capital allocation decisions, and other actions generally not in the best interest of stockholders”. Please see page 15 of the Proxy Statement.

5.	In your response letter, explain why LifeSci Capital LLC has not been included as a participant in this solicitation. See Instructions 3(a) to Items 4 and 5 of Schedule 14A. We note the disclosure in the Background section stating that Mr. Dobkin is a Managing Director of LifeSci Capital and it has, on behalf of unnamed clients, made an offer to acquire the Company.

LifeSci acknowledges the Staff’s comment and respectfully advises the Staff that it believes LifeSci Capital LLC (“LifeSci Capital”) does not fit within the definition of “participant” or “participant in a solicitation”, as defined in Instructions 3(a) to Items 4 and 5 of Schedule 14A. Specifically, LifeSci Capital (i) is not and will not be soliciting proxies; (ii) is not and will not be a member of a committee or group, or acting in concert with any member of a committee or group, which solicits proxies, or directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group; (iii) is not and will not be financing or joining with another to finance the solicitation of proxies; and (iv) is not and will not be lending money or furnishing credit nor has it entered into any other arrangements, contracts or understandings with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company by any participant or other person, in support of or in opposition to a participant.

In addition, LifeSci respectfully advises the Staff that, as disclosed on pages 8 and 16, the offer to acquire all outstanding shares of the Company sent by LifeSci Capital on behalf of its client was rejected by the Board. Accordingly, neither LifeSci Capital nor any of its clients are a party to any current or pending proposal to acquire the Company.

December 2, 2022

For these reasons, LifeSci believes that LifeSci Capital does not need to be included as a participant in this solicitation.

6.	See our last comment above. Whether or not it is a participant in this solicitation, LifeSci Capital is an affiliate of existing participants in this solicitation, including Mr. Dobkin, who is its Managing Director. According to disclosure in the proxy statement, it acted as an investment bank and presented an offer to acquire the Company on behalf of its client. In addition, it appears that LifeSci Capital also sought to engage with the Company on behalf of additional clients with respect to other kinds of strategic alternatives involving Diffusion. Therefore, please provide the information required by Item 5 of Schedule 14A regarding interests in the Company. For example, if participants in this solicitation, by virtue of their interest in or affiliation with LifeSci Capital, stand to gain through a transaction between clients of LifeSci and Diffusion, this interest should be described (and quantified, to the extent possible) in the proxy statement.

LifeSci acknowledges the Staff’s comment and has revised the Proxy Statement to disclose that Mr. Dobkin, by virtue of his relationship with LifeSci Capital, where he serves as a managing director, will be entitled to receive certain fees and related compensation should any of LifeSci Capital’s investment banking clients complete a transaction with the Company. Please see page 32 of the Proxy Statement.

In addition, LifeSci offers the Staff the following information on a supplemental basis. While Mr. Dobkin is a managing director of LifeSci Capital, he is one of six managing directors within LifeSci Capital’s Investment Banking division, which is just one of three divisions at LifeSci Capital, including the Equity Research and Equity Capital Markets divisions. Further, as discussed above in response to Comment 5, while LifeSci Capital had previously sent a proposal to the Company on behalf of its client offering to acquire all the outstanding shares of the Company, this offer was rejected by the Board, and there are no other offers or proposals by LifeSci Capital or any of its clients to engage in a transaction with the Company currently outstanding. Accordingly, except as disclosed in the Proxy Statement, neither LifeSci Capital nor any of the other participants in this solicitation has any substantial interest, by security holdings or otherwise, in any matter to be acted upon at the annual meeting. Notwithstanding the foregoing, as discussed above, LifeSci Capital has revised the Proxy Statement to disclose that Mr. Dobkin, by virtue of his relationship with LifeSci Capital, will be entitled to receive certain fees and related compensation should any of LifeSci Capital’s investment banking clients complete a transaction with the Company.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

December 2, 2022

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman

cc:	David Dobkin, LifeSci Special Opportunities Master Fund Ltd. Dorothy Sluszka, Olshan Frome Wolosky LLP Ian Engoron, Olshan Frome Wolosky LLP